U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 25, 2005

WORLD GAMING PLC
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

Jasmine Court
Friars Hill Road
St. Johns, Antigua
(Address of principal executive offices) (Zip code)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F |X|       Form 40-F |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes |_|                    No |X|

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K is a press release dated October 25, 2005 relating to the trading halt of the Registrant’s American Depositary Receipts on the OTC Bulletin Board.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2005

WORLD GAMING PLC By: /s/ David James Naismith —————————————— Name: David James Naismith ————————————— Title: CFO —————————————–

EXHIBIT INDEX

Exhibit 1	Description of Exhibit Press Release dated October 25, 2005

EXHIBIT 1

PRESS RELEASE	25 OCTOBER 2005

WORLD GAMING PLC

Trading Halt on OTC Bulletin Board

In accordance with the information contained in the press release issued earlier today by World Gaming in connection with the proposed conditional transaction, World Gaming has been advised that effective 12:03 p.m. EST, October 25, 2005, trading in the ADRs has been halted by the NASD for five trading days. The NASD has indicated that the halt was initiated in conjunction with the trading suspension of World Gaming’s ordinary shares for regulatory reasons on the AIM.

Enquiries: World Gaming plc Daniel Moran, Chief Executive Daniel Stewart & Company Ruari McGirr Bishopsgate Communications Limited Maxine Barnes Dominic Barretto	Tel. +1 888 883 0833 Tel. +1 44 020 7776 6550 Tel: +1 44 020 7430 1600

ABOUT THE WORLD GAMING GROUP

World Gaming is a UK based holding company whose subsidiaries participate in I-gaming software and e-business. The World Gaming Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about the World Gaming Group, visit its main website at www.worldgamingplc.co.uk.

Interactive Systems Inc., a subsidiary of World Gaming is incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with the World Gaming Group develops gaming software and web pages.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,”“anticipates,” “estimates,” “plans,” “intends,”“objectives,” “goals,” “aims,” “projects,”“forecasts,” “possible,” “seeks,” “may,”“could,” “should,” “might,” “likely,”“enable” or similar words or expressions are used in this document, as well as statements containing phrases such as “in our view” “there can be no assurance,” “although no assurance can be given” or “there is no way to anticipate with certainty,” forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.